UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jernigan Capital, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

476405 105
(CUSIP Number)

Kristi Jernigan

Manager

W1 Capital, LLC

6410 Poplar Ave., Suite 650,
Memphis, Tennessee 38119

(901) 567-9510

With a copy to:

Scott Lesmes

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW, Suite 2000

Washington, D.C. 20006

(202) 887-1585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	476405 105
1.	Names of Reporting Persons W1 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 362,395
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 362,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 362,395
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%*
14.	Type of Reporting Person (See Instructions) OO

* This calculation is based on 6,162,500 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission on November 12, 2015.

CUSIP No.	476405 105
1.	Names of Reporting Persons Kristi Jernigan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,340
	8.	Shared Voting Power 362,395
	9.	Sole Dispositive Power 2,340
	10.	Shared Dispositive Power 362,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,735
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%*
14.	Type of Reporting Person (See Instructions) IN

* This calculation is based on 6,162,500 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission on November 12, 2015.

CUSIP No.	476405 105
1.	Names of Reporting Persons Dean Jernigan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 25,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 25,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions) OO

* This calculation is based on 6,162,500 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission on November 12, 2015.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Jernigan Capital, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on August 25, 2015 (the “Original Schedule 13D”). This Schedule 13D is being filed to reflect open market purchases by W1 Capital, LLC and Dean Jernigan since the filing of the Original Schedule 13D.

This Schedule 13D amends and restates the Original Schedule 13D in its entirety.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Jernigan Capital, Inc., a Maryland corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6410 Poplar Ave., Suite 650, Memphis, Tennessee 38119.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by (i) W1 Capital, LLC (“W1 Capital”), (ii) individual Kristi Jernigan and (iii) individual Dean Jernigan. W1 Capital, Ms. Jernigan and Mr. Jernigan are collectively the “Reporting Persons” and individually a “Reporting Person.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1. Mr. Jernigan disclaims beneficial ownership of all securities held by W1 Capital and Ms. Jernigan, and W1 Capital and Ms. Jernigan disclaim beneficial ownership of all securities held by Mr. Jernigan.

(b) The address of the principal executive offices of W1 Capital and the business address of Ms. Jernigan and Mr. Jernigan is 6410 Poplar Ave., Suite 650, Memphis, Tennessee 38119.

(c) W1 Capital has no executive officers and does not conduct any operations other than in connection with its holdings of the Issuer’s common stock. Ms. Jernigan is the sole member and manager of W1 Capital. Mr. Jernigan is the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer. Ms. Jernigan and Mr. Jernigan are married and live in the same household.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) W1 Capital is a limited liability company organized under the laws of the State of Florida. Ms. Jernigan and Mr. Jernigan are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

W1 Capital directly owns 362,395 shares of Common Stock.  250,000 of these shares of Common Stock were purchased in a private placement executed concurrently with the initial public offering of the Common Stock pursuant to a Private Placement Purchase Agreement (the “Private Placement Purchase Agreement”) dated as of March 26, 2015, by and between the Issuer and W1 Capital, for an aggregate purchase price of $5,000,000. The remaining 112,395 shares were purchased from time to time in a series of open market transactions between July 17, 2015 and November 12, 2015 for an aggregate purchase price of approximately $2,010,000.

All shares of Common Stock purchased by W1 Capital were acquired using investment funds provided to W1 Capital by Ms. Jernigan, and no part of the purchase price for any such shares is represented by funds that have been borrowed by W1 Capital or Ms. Jernigan for the purpose of acquiring such shares.

Ms. Jernigan directly owns 2,340 shares of Common Stock, which were purchased from time to time in a series of open market transactions between May 22, 2015 and August 12, 2015 for an aggregate purchase price of approximately $28,426. No part of the purchase price for any such shares is represented by funds that have been borrowed by Ms. Jernigan for the purpose of acquiring such shares.

Mr. Jernigan directly owns 25,000 shares of Common Stock, which were purchased in a series of open market transactions on November 20, 2015, for an aggregate purchase price of approximately $405,000. No part of the purchase price for any such shares is represented by funds that have been borrowed by Mr. Jernigan for the purpose of acquiring such shares.

Item 4.  Purpose of Transaction

The Reporting Persons hold shares of Common Stock for general investment purposes.  The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons or other securities of the Issuer, or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, ongoing evaluation of the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons have present plans or proposals that relate to, or would result in, any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) According to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 12, 2015, there were 6,162,500 shares of the Issuer’s common stock outstanding as of November 12, 2015. W1 Capital is the record holders of 362,395 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock.  Ms. Jernigan, as the sole member and manager of W1 Capital, may be deemed to beneficially own all of the shares of Common Stock held of record by W1 Capital. Ms. Jernigan also directly owns 2,340 shares of Common Stock. Mr. Jernigan directly owns 25,000 shares of Common Stock, representing approximately 0.4% of the Issuer’s outstanding shares of Common Stock.

Mr. Jernigan disclaims beneficial ownership of all securities held by W1 Capital and Ms. Jernigan, and W1 Capital and Ms. Jernigan disclaim beneficial ownership of all securities held by Mr. Jernigan.

(b) W1 Capital and Ms. Jernigan, as the sole member and manager of W1 Capital, have shared power to vote and dispose of an aggregate of 362,395 shares of Common Stock. Ms. Jernigan has the sole power to vote and dispose of an additional 2,340 shares of Common Stock. Mr. Jernigan has the sole power to vote and dispose of 25,000 shares of Common Stock.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference. The price per share, exclusive of any fees, commissions or other expenses for the purchases made by the Reporting Persons in the past 60 days are as set forth in the following table:

Reporting Person	Purchase Date	Shares Purchased	Weighted Average Price Per Share	Price Range for Shares Purchased
W1 Capital	11/12/2015	32,250	$16.23	$15.87 to $16.49
Dean Jernigan	11/20/2015	25,000	$16.20	$15.64 to $16.42

W1 Capital and Mr. Jernigan undertake to provide the Issuer, any stockholder of the Issuer, or the Staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

The shares were purchased in ordinary brokers’ transactions. Except as reported in this Item 5, none of the Reporting Persons has effected a transaction in shares of the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 26, 2015, the Issuer entered into the Private Placement Purchase Agreement with W1 Capital. Pursuant to the Private Placement Purchase Agreement, the Issuer issued and sold to W1 Capital 250,000 shares of Common Stock for aggregate consideration of $5,000,000, which issuance and sale occurred simultaneously with the completion of the Issuer’s initial public offering on April 1, 2015.

The above summary of the Private Placement Purchase Agreement is qualified by reference to such description and the full text of the Private Placement Purchase Agreement, which is filed as an exhibit to this Statement.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1	Joint Filing Agreement dated November 30, 2015 among the Reporting Persons
2	Private Placement Purchase Agreement dated as of March 26, 2015 by and among Issuer and W1 Capital (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015, as filed with the Securities and Exchange Commission on May 15, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: November 30, 2015

KRISTI JERNIGAN
By:	/s/ Kristi Jernigan
	Name:	Kristi Jernigan
W1 CAPITAL, LLC
By:	/s/ Kristi Jernigan
	Name:	Kristi Jernigan
	Title:	Manager

DEAN JERNIGAN
By:	/s/ Dean Jernigan
	Name:	Dean Jernigan